Exhibit 4.7

Amendment to Check Point Software Technologies Ltd.

2005 Israel Equity Incentive Plan, dated January 22, 2014

Effective as of January 22, 2014, the Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (the “Plan”) is hereby amended as follows (the “Amendment”):

1.	Section 3(a) of the Plan shall be deleted in its entirety and replaced with the following:

“Subject to the provisions of Section 21 of the Plan, the maximum aggregate number of Shares which may be issued under the Plan and the Company’s 2005 U.S. Equity Incentive Plan, as amended (the “U.S. Plan”, and collectively with the Plan, the “Equity Plans”)), is 19,000,000 Shares; provided, however, that on December 31st of each year, commencing December 31, 2014, the number of Reserved and Authorized Shares (as defined below) under the Equity Plans shall be automatically reset on such date to equal 10% of the number of Shares issued and outstanding on such date; provided, however, that in no event shall the number of Reserved and Authorized Shares be less than the number of Shares reserved and authorized under the Equity Plans for Awards granted under the Plans that are outstanding as of such date. The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of Shares reserved and authorized under the Equity Plans for outstanding Awards granted under the Equity Plans as of such date, and (ii) the number of Shares reserved, authorized and available for issuance under the Equity Plans on such date.”

2.	Section 3(c) of the Plan shall be deleted in its entirety and replaced with the following:

“Intentionally omitted.”

3.	Section 7 of the Plan shall be deleted in its entirety and replaced with the following:

“Term of Plan. The Plan will become effective upon its adoption by the Board and will remain in effect until terminated pursuant to Section 23 of the Plan.”

4.	Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.